File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2008

(Filed April 1, 2008)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated April 1, 2008

VITRO, S.A.B. DE C.V.

CALL

ORDINARY GENERAL SHAREHOLDERS MEETING

By resolution adopted by the Board of Directors of Vitro, S.A.B. de C.V. and pursuant to articles Twelfth, Thirteenth, Fourteenth, Fifteenth, Sixteenth, Seventeenth and related articles of its Corporate By-Laws, the Shareholders of Vitro, S.A.B. de C.V. (the "Company") are called by this first notice to hold a Ordinary General Shareholders Meeting that shall take place at the auditorium located at Avenida Roble 660, Valle del Campestre in San Pedro Garza Garcia, Nuevo Leon at 11:00 hours on the 17th day of April, 2008.

The meeting shall be conducted in accordance with the following:

Agenda

  Reading and, if applicable, approval of the Annual Reports of the activities performed by the Audit Committee, the Corporate Practices Committee and the Finance and Planning Committee; as well as of the Board of Directors' report about its operations and activities during the year ended on December 31, 2007, in accordance with the Ley del Mercado de Valores (Mexican Securities Law).

  After reading the External Auditor Report, the Board of Directors opinion concerning the Chief Executive Report, as well as the Board of Directors report pursuant to article 172 paragraph b) of the Ley General de Sociedades Mercantiles (General Law of Mercantile Corporations), regarding the main policies and accountable criteria followed in the drafting of the financial information, discussion and if applicable, approval of the Chief Executive Officer Report rendered for the year ended on December 31, 2007.

  Reading of the report concerning the fulfillment of the Company tax obligations pursuant to the applicable laws.

  Consideration and resolution of a project to apply the balance of the profit and loss statement, including the proposal to approve and paid a cash dividend, in Mexican currency, by the amount of $0.40 pesos per share.

  Ratification and/or appointment of the members of the Board of Directors, including the appointment of its Chairman and Secretary, qualification of independence of the corresponding Directors pursuant to the Ley del Mercado de Valores (Mexican Securities Law) and resolution about the compensation of the members of the Board and of the Secretary.

  Ratification and/or appointment of the Presidents of the Audit Committee and Corporate Practices Committee.

  Appointment of special delegates to carry out the necessary acts and procedures to duly formalize the adopted resolutions.

The shareholders are hereby reminded that, in order to attend to and participate in the shareholders meeting hereby called, they shall be registered in the Shares Registry of the Company and must show their Mexican Tax Payer Id Number pursuant to article 27 of the Codigo Fiscal de la Federacion (Mexican Federal Tax Code) or, show their right to attend to the meeting through a certificate issued by the S.D. Indeval Instituto para el Deposito de Valores, S.A. de C.V. supplemented by the shareholders list issued by the depositors of such institute, pursuant to the Ley del Mercado de Valores.

Likewise, the shareholders must obtain from the Secretary of the Board the pertaining certificate in order to be able to attend the Shareholders Meeting, at least forty eight hours prior to the date of the meeting. For share transmission purposes the Shares Registry of the Company shall be closed from the 15th day of April of 2008 up until the closing of the meeting called herein.

All the documents and information related to each item of the Agenda shall be available to the Shareholders at the office of the Secretary of the Board during regular business days and hours; the forms of the proxies issued by the Company are also available to the persons who will attend the meeting as shareholders' representatives, since the Shareholders are entitled to attend to the Meeting either, personally or represented by attorneys-in-fact expressly empowered to that effect. The office of the Secretary of the Board is located at Avenida Roble, number 660, Valle del Campestre in San Pedro Garza Garcia, Nuevo Leon.

San Pedro Garza Garcia, Nuevo Leon on the 1st day of April of 2008.

BOARD OF DIRECTORS

Alejandro F. Sanchez Mujica

Secretary of the Board of Directors

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that offer excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. Also, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life for our employees as well as the communities in which we do business by generating employment and economic prosperity thanks to our permanent focus on quality and continuous improvement as well as consistent efforts to promote sustainable development. Our World Headquarters are located in Monterrey, Mexico where Vitro was founded in 1909 and now embarks major facilities and a broad distribution network in nine countries in the Americas and Europe. Additionally, it exports its products to over 50 countries around the World. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Media Albert Chico Smith Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestrada@vitro.com	U.S. Agency Susan Borinelli / Kay Breakstone Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com kbreakstone@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: April 1, 2008